EXHIBIT 21.1

Subsidiaries of Atheros Communications, Inc.

Name	Jurisdiction of Organization
Atheros Communications International, LLC	Delaware
Atheros India, LLC	Delaware
Atheros International Corporation	Delaware
Atheros International Ltd.	Bermuda
Atheros Networks Ltd.	Bermuda
Atheros Technology Ltd.	Bermuda
Attansic Technology Corporation	Cayman Islands
Atheros Technology Finland Oy	Finland
Atheros GmbH	Germany
Atheros Hong Kong Limited	Hong Kong
Atheros Communications India Private Limited	India
Atheros Communications K.K.	Japan
Atheros Technology (Macao Commercial Offshore) Limited	Macao
Atheros (Shanghai) Co., Ltd.	People’s Republic of China
Atheros Technology Taiwan Corporation	Taiwan
Attansic Technology Corporation	Taiwan